Filed by Banco Santander Central Hispano, S.A.

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding N.V.

Commission File Number: 001-12518

Date: May 29, 2007

On May 29, 2007, Santander issued the following announcement:

BANCO SANTANDER CENTRAL HISPANO, S.A.

Acquisition of certain businesses of ABN AMRO Holding N.V. (“ABN AMRO”) for approximately €19.9 billion

29 May 2007

Summary

Banco Santander Central Hispano, S.A. (“Santander”), together with The Royal Bank of Scotland Group plc (“RBS”) and Fortis N.V. and Fortis S.A./N.V. (“Fortis”) (collectively, the “Banks” and each a “Bank”), has announced a proposed Offer (the “Offer”) for all of the ABN AMRO ordinary shares.

The Banks propose to offer €30.40 in cash plus 0.844 new RBS Shares for each ABN AMRO ordinary share, equating to €38.40 per ABN AMRO ordinary share1. The total consideration payable to shareholders of ABN AMRO under the Offer would therefore be €71.1 billion2.

Further information relating to the proposed Offer is contained in the announcement made by the Banks today.

Once the proposed Offer has been completed Santander will acquire the following core businesses from ABN AMRO (together the “ABN AMRO Businesses”):

•	Business Unit Latin America (excluding wholesale clients outside Brazil) including, notably, the Banco Real (“Real”) franchise in Brazil;

•	Banca Antonveneta (“Antonveneta”) in Italy; and

•	Interbank and DMC Consumer Finance (“Interbank”), a specialised consumer finance business in the Netherlands.

It is expected that Santander will pay approximately €19.9 billion2 or 27.9% of the total consideration payable under the proposed Offer. Of this amount, approximately €18.8 billion2 will be the share of consideration attributable to the ABN AMRO Businesses and the remainder will be the share of consideration attributable to Santander’s share of ABN AMRO’s shared assets. ABN AMRO’s shared assets (which include ABN AMRO’s private equity portfolio, its stakes in Capitalia and Saudi Hollandi and Prime bank) will be managed for value.

[1]	Based on the price of RBS Shares of 642.5p at the close of business on 25 May 2007 and an exchange rate of €1.00:£0.6780 as published in the Financial Times on 26 May 2007 and including €1.00 in cash to be retained by the Banks pending resolution of the LaSalle Situation. The terms of the proposed Offer exclude the ABN AMRO 2007 interim dividend which has been assumed to be €055. For further information, including the definition of the LaSalle Situation see Appendix I, Other Proposed Offer Details, of the announcement relating to the proposed Offer made by the Banks today for further details

[2]	Based on undiluted number of shares, as set out in Appendix IV of the announcement relating to the proposed Offer made by the Banks today and on the price of RBS Shares of 642.5p at the close of business on 25 May 2007

The Banks are working together to develop a comprehensive plan for the reorganisation of ABN AMRO which is expected to deliver the anticipated transaction benefits while minimising execution risk. Given the extensive separation and integration experience of each of the Banks and their proven track record in delivering projected cost savings and revenue benefits in prior acquisitions, we are confident that this plan will be implemented successfully.

In 2006, it is estimated that the ABN AMRO Businesses together generated profit before tax of approximately €1.55 billion1, or 31% of ABN AMRO’s profit before tax, excluding the amortization of Antonveneta intangibles and earnings related to shared businesses.

Strategic rationale

We believe the proposed Offer has compelling strategic rationale for Santander, for the following reasons:

•	Acquisition of the ABN AMRO Businesses will increase our exposure to attractive markets which we know well and in respect of which we have developed the tools necessary for effective execution;

•	The ABN AMRO Businesses have significant potential for growth;

•	We are confident we can add significant value to the ABN AMRO Businesses by implementing our global commercial banking and retail business model, by introducing our proprietary technology platforms and by generating synergies; and

•	We have a strong integration track record both in Europe and in Latin America. As a result, we believe the risk involved in integrating the ABN AMRO Businesses is relatively low.

Transaction benefits

Overall, our projected synergies in connection with the acquisition of the ABN AMRO Businesses are as follows:

	Net Revenue	Cost	Total
	Synergies	Synergies	Synergies
Business Unit Latin America	€110m	€700m	€810m
Banca Antonveneta	€60m	€150m	€210m
Consumer Finance Business	€5m	€5m	€10m
Total	€175m	€855m	€1,030m

[1]	These estimates are based on the 2006 Annual Report & Accounts of ABN AMRO adjusted for certain restructuring costs and other one-off or non-recurring items and on the estimates of the Banks. As the reorganisation of the ABN AMRO Group as set out in the Press Release does not correspond precisely to the Business Unit definitions in ABN AMRO’s 2006 Annual Report & Accounts, these estimates are not audited and may not be accurate. Any inaccuracies may, in limited circumstances, following completion of the proposed Offer, be addressed in accordance with the terms of the arrangements between the Banks, but will not affect the terms of the proposed Offer. Further details on the calculation of these figures are set out in Appendix IV in the Press Release.

Reorganisation

Following completion of the proposed Offer there will be a reorganisation of ABN AMRO which will include the orderly separation of the ABN AMRO Businesses from ABN AMRO. We believe we can successfully integrate Real in Brazil and Antonveneta in Italy into the structure of our Group. We have successfully completed a number of similar integrations, including the integration of Santander Mexicano and Serfin, Santander Chile and Banco Santiago, Santander Brazil and Banespa, Totta in Portugal and Abbey in the UK. In all cases, we have created stronger integrated units, with improved operating efficiency and enhanced commercial capabilities.

The reorganisation will also involve the orderly separation of those parts of the ABN AMRO business in which Fortis and RBS are interested and the ABN AMRO’s shared assets, which have not been ascribed to any of the Banks and which are expected to be disposed of over a period of time with a view to maximising value.

Funding

We expect to finance approximately 51% of our proportion of the consideration payable under the proposed Offer through balance sheet optimisation (including balance sheet leverage, incremental securitisations and asset disposals), with a target core Tier 1 capital ratio of 5.3%. Over time, we expect our core Tier 1 ratio to return to a level closer to 6%.

We expect to finance the remainder of the consideration (49%) through mandatory convertible securities and a rights issue.

EPS impact

Based on the funding structure detailed above, we expect the deal to have a positive impact on our EPS from the first year. We expect the EPS impact to be +1.3% in 2008, +3.8% in 2009 and + 5.3% in 2010.

Arrangements with Fortis and RBS

Immediately upon completion of the proposed Offer and during a transitional period while the reorganisation is completed, ABN AMRO will become an indirect subsidiary undertaking of RBS, owned jointly by the Banks through their acquisition vehicle, RFS Holdings B.V. (“RFS Holdings”). RBS will lead the Banks’ orderly reorganisation of ABN AMRO and assume the lead responsibility for ensuring that ABN AMRO is managed in compliance with all applicable regulatory requirements from completion of the proposed Offer

Fortis, RBS and Santander have entered into an agreement which relates to the proposed Offer for ABN AMRO, their shareholdings in RFS Holdings B.V. and the planned reorganisation of ABN AMRO.

ABN AMRO Businesses

Business Unit Latin America

Summary of the business

ABN AMRO has been present in Brazil since 1917 and, through the acquisition of Banco Real and Bandepe (1998), Paraiban (2001) and Sudameris (2003), has acquired a strong position in the market. ABN AMRO currently operates in the Brazilian market under the Real name. Real is today a fully integrated consumer and commercial bank that covers the whole country with more than 1,900 branches and 8,700 ATMs.

In addition, Real’s Van Gogh preferred banking services target affluent clients across the whole of Brazil. Furthermore, in consumer finance, ABN AMRO Aymoré has relationships with more than 15,000 active car dealerships through which it provides vehicle financing and it conducts other consumer goods financing throughout Brazil.

Strategic rationale

•	As communicated during our Latin America Investor Day, we believe the Latin American banking systems are enjoying the benefits of lower risk and higher stability, high economic growth and increased demand for banking products and services which together suggest further investment is necessary.

-	The penetration of products such as mortgages, retail deposits or mutual funds is low by international standards. Indeed, Brazil is the BRIC market with the lowest banking products penetration as a percentage of GDP. We believe these product markets will show dramatic growth as the Brazilian economy develops and the cost of credit falls.

-	We believe that no other large economic area offers the same combination of economic and demographic growth potential, sound banking systems and low penetration of banking products and services. We believe the revenue growth opportunity currently present in Brazil will become increasingly scarce in the international banking landscape.

-	In addition, the Brazilian economy is currently benefiting from a combination of sound fiscal and monetary policies and a favourable global economic environment.

-	As a result, Brazil has been running a current account surplus and a primary fiscal surplus. This has increased the confidence in Brazilian capital markets and enabled debt issuance in local currency at long term maturities and fixed rates. Brazil is therefore building a traditional local currency yield curve which reduces dependency on external financing. This reduces Brazil’s vulnerability in an event of a global downturn or a sudden correction in financial markets. Consequently, we believe Brazil may be able to attain investment grade status in the near future.

•	Brazil is a market we know well

We have been present in Brazil for many years. We have bought several banks in Brazil (Banco Geral in 1997, Banco Noroeste in 1998, Banco Meridional in 2000 and Banespa in 2000). Over the past ten years, we have successfully integrated each of these banks into the Santander business in the Brazilian market.

•	Real is an attractive franchise, which is very complementary to Santander’s existing business in Brazil

-	Real has an excellent customer franchise in Brazil, with a broad distribution network. On a standalone basis, Real is the 4th largest bank by total loans, deposits and revenues.

-	The combination of Santander’s Banespa and Real will create a leading bank in Brazil, ranked 2nd in deposits, 3rd for network size (with more than 3,700 branches and PABs), 3rd in total loans and 4th in revenues.

-	This scale advantage will translate into economies of scale, stronger commercial capability and an advantage in what is a distribution-intensive businesses.

-	The combined bank will be on a par with Bradesco and Itaú in terms of market share and infrastructure.

-	Real will complement Santander’s existing operations in Brazil:

•	From a geographical point of view, the combined bank will form a powerhouse in the South/South East of Brazil, the economic hub of the country. As the table below shows, it will have market shares of 20% in São Paulo, 13% in Rio de Janeiro, 11% in Rio Grande do Sul and 9% in Minas Gerais.

•	In the South/South East (which is the source of 64% of the Brazilian GDP) the market share of the combined bank will be 16%. In addition, Real provides presence in areas where Santander is currently underrepresented, such as Rio de Janeiro and Minas Gerais, while Santander is strong in regions in which Real is weaker, such as Rio Grande do Sul.

Branch Market Share by Region:

		Market Share		Combined Market
Region	% of GDP	(Santander)	Market Share (Real)	Share
São Paulo	34%	13%	7%	20%
Rio de Janeiro	13%	3%	10%	13%
Minas Gerais	10%	2%	7%	9%
Rio Grande do Sul	8%	8%	2%	11%

Subtotal	64%	9%	7%	16%

Brazil total	100%	6%	6%	12%

•	Santander Brazil and Real also have a complementary business mix: Real is stronger than Santander in areas such as mass market, consumer loans and SMEs whilst Santander is stronger than Real in areas such as affluent banking and business/corporate banking.

Breakdown of Loans by Customer Segment:

Customer Segment	Santander	Real
Consumer Lending & Cards	34%	44%
SMEs	7%	25%
Corporates	32%	19%
Large Corporates	24%	8%
Mortgages	3%	4%

•	We believe that this transaction would be an excellent complement to our existing operations in Latin America. Following the transaction, we will have a market share close to 15% in the two largest markets (Brazil and Mexico), a market share above 20% in Chile and a market share above 10% in other markets such as Argentina, Venezuela and Puerto Rico. Our market share in the Latin American region as a whole will become between 10 and 15% in all major products.

We believe we can add significant value to ABN AMRO’s existing Latin American businesses. As explained above, the combination of our existing Brazilian operations and ABM AMRO’s LatAm business unit would have comparable market share to Bradesco or Itaú. However, even assuming realisation of the expected synergies in full, the combined bank would still generate pro forma net profit which is lower by more than 25% than the consensus expected net profit of each of Bradesco and Itaú.

Our medium-term ambition is to reach the same level of profits as those generated by Bradesco and Itaú by deriving cost synergies and revenue benefits and by investing in the development of a leading banking franchise in Brazil.

Cost synergies and merger plan

We have structured a plan with 5 clear initiatives to improve efficiency throughout the combined bank:

1.	Efficiency best practices

Partly as a result of our strong IT system, the ratio of administrative (i.e., non-staff) expenses to total customer volume (loans + deposits + off-balance sheet funds) is 1.85% at Santander Banespa against 2.24% at Real.

We believe we can bring Real’s ratio closer to that of Santander Banespa, through a combination of better practices (which we expect to implement upon taking control of Real) and, over time, the implementation of our proprietary IT system. We expect to introduce Santander Brazil’s operating practices to Real before fully integrating the banks.

Initiatives for improving operating practices include:

-	IT & operations rationalisation: banking operation and communication rationalisation, revisiting outsourcing contracts, cancellation of non-critical projects, etc;

-	Tighter management of contracts to reduce costs to a level equivalent to Santander’s;

-	Channel structure optimisation (branches, contact centres);

-	Marketing and product rationalisation and simplification; and

-	Headcount optimisation, if necessary.

We expect to achieve more than 40% of the anticipated cost synergies just by moving Real closer to the operating practices of Santander Brazil.

2.	IT integration

Over time, the combined bank will operate with a single integrated, multi-bank IT system. We have recently completed the migration of all of the banks we currently own in Brazil onto a single IT platform. We are confident we can also migrate Real’s operations to this platform with very little incremental cost. This is consistent with our goal of putting the entire Santander Group on a single IT platform by 2010.

3.	Operations integration

We will also integrate the respective banks’ back office functions. During integration, the networks of the two banks will be kept separate, in order to avoid disruption in their commercial activities.

The relevant initiatives to achieve this include:

-	Back office integration and outsourcing to Santander LatAm Factory in Sao Paulo; and

-	IT services integration and outsourcing to Santander IT Factory in Brazil.

4.	Head office integration

We will also fully integrate the head offices of both banks, including all product factories and support functions.

The relevant initiatives to achieve this include:

-	Rationalisation and integration of support functions: finance, compliance, risk, human resources, legal, building maintenance, security and administration; and

-	Integration of global businesses: treasury, global markets, payments, insurance and asset management.

5.	Full merger and network optimisation

As part of the full merger of both banks, we expect to undertake a network optimisation initiative. As mentioned above, the geographical fit of the banks is excellent. However, there will unavoidably be a certain degree of duplication between the two networks. As a result, some branches will be closed and relocated. However, we believe this will affect a very limited number of branches. Our preliminary studies suggest that there will be no net reduction of branches over the medium term.

As explained above, a key limb of our future strategy is to continue to invest in developing infrastructure in the Brazilian banking system and we have a clear growth strategy for the region. We have opened more than 350 branches across Latin America in the past two years. Our plan is to continue expanding our installed capacity in order to be better positioned to take part in the structural growth of the banking systems in the region.

The relevant initiatives to achieve this include:

-	Some regional structure rationalisation; and

-	Some optimisation of the commercial organisation and a single branding strategy, at the appropriate time. In most banking integration processes in Latin America (e.g., Mexico, Chile or Brazil), we have kept separate brands over relatively long periods of time. All our units in Latin America are now converging to a single brand, Santander, in order to benefit from a single identity as well as marketing initiatives at group level.

We are confident that the transaction will enhance the service and the product offering to our customers and at the same time generate greater career opportunities for our employees. Although it is too early to be able to provide precise estimates, we do not expect a significant number of redundancies. It is expected that all initial employment reduction will be undertaken through early retirements or voluntary redundancies. We expect the majority of redundancies will take place through normal employee turnover (which is approximately 20% per annum in Latin America).

However, our strategy is to continue investing in our front office and strengthening our commercial structure. Over the past 2 years, we added more than 12,000 net employees to our Latin American operations, which is the result of (IT-enabled) efficiency improvements in our support areas and strong investments in commercial areas.

In addition, we will make an effort to offer opportunities elsewhere in our organisation to staff working in areas in which there is clear duplication. Furthermore, part of the cost cutting exercise will relate to Real’s outsourcing agreements, which will not affect Real employees.

The integration is expected to take place over a timeframe of three years, with the announced synergies being fully reflected in the P&L of the combined bank by 2010.

Overall, we expect these measures to generate €700m in cost synergies by 2010.

Low execution risk / integration plan

We believe the execution risk inherent to the proposed transaction for Santander is low. Santander has a very strong acquisition track record in Latin America (including Brazil) having integrated several entities (Banco Geral do Comercio, Banco Noroeste, CF Meridional), which now operate as a unified business under the Santander franchise. All our banks in Brazil are now fully integrated and operate on a single IT platform. Santander Brazil has a scalable IT system which it expects will be well able to accommodate the operations of Real.

In addition, over the past ten years, we have carried out several major integrations in other parts of Latin America, including Mexico (Santander Mexicano and Serfin) and Chile (Santander Chile and Banco Santiago).

During the initial integration stages described above, we intend to keep the commercial structures of Santander Brazil and Real separate, with each operating under its own brand, while we integrate the operating areas. This is to ensure that there are no distractions during this initial phase and that the two organisations keep their commercial focus. Once the operating functions have been integrated we intend to take a decision on the combination of the banks’ commercial structures.

This is consistent with the approach we have taken in other Latin American markets. For example, we have operated successfully in Mexico and Chile with two brands for a significant period of time before taking the decision to unify the brands.

In 2006 and 2007 the Santander Group has moved towards a single brand name in all of the markets in which it operates (with very few exceptions, such as Banesto and Banif in Spain.). We would therefore expect to bring the combined bank under the Santander brand in time.

In-market revenue synergies

In addition to cost synergies, we also expect to generate significant revenue enhancement as a result, principally, of four initiatives:

1. Taking full advantage of the scale of the combined bank

We believe the combined bank will be able to take advantage of enhanced growth opportunities associated with its increased scale. We believe the enlarged distribution network of the combined bank will result in an enhanced competitive position.

The combined branch network will give us a better coverage of the Brazilian market, especially in regions such as Rio de Janeiro and Minas Gerais. This leaves us better placed to take advantage of commercial opportunities, mainly in the business market but also in the retail sector and, in particular, in those parts of the commercial sector, such as transactional business, where full coverage of the market is key.

2. Sharing best practices

We are confident Real can benefit from our expertise in areas in which we have traditionally been strong, such as affluent banking, retail mutual funds and business banking. Similarly, Santander Brazil can benefit from Real’s strength in areas such as mass market and the small companies segment.

3. Leveraging the commercial potential of Santander’s IT system

We believe the implementation of Santander’s IT system in Real’s network will enhance its revenue generation potential by increasing the time allocated to commercial activities (instead of administration) and generating CRM intelligence.

4. Synergies with Santander’s global units

We believe that, by working together with Santander’s global business units, such as our Global Insurance division, our Global Asset Management division and our Global Credit Cards division; Real can achieve significant improvements in commercial performance. Santander global support units can also contribute to more efficient management, control and administration in Brazil.

We expect revenue synergies to be of at least EUR 110 m, which represents less than 2% of the combined revenue base of both banks.

Net cost and revenue benefits

Overall, we expect the transaction to deliver the following benefits to Santander:

•	€700m of cost synergies, representing 32% of the proforma 2006 cost base, which will be achieved mainly through the integration of back office structures; and

•	€110m of revenue benefits, equivalent to 3% incremental revenue growth for the acquired businesses, which will follow from the optimisation of distribution networks and sharing of best practices.

•	However, as explained above, even after having achieved these synergies, the combined bank is still expected to generate pro forma net profit which is more than 25% lower than the expected net profit of each of Bradesco and Itaú. Our ultimate goal remains to make at least the same profit as Bradesco and Itaú. We believe this should be achievable as the combined bank will be of comparable scale to those banks.

(in € millions))

The combined bank is expected to have a cost/income ratio of around 55% in 2007 which is expected to decrease to 45% in 2009.

Banca Antonveneta

We believe that Antonveneta is a high quality franchise with significant development potential. It is currently the 7th largest bank by size of distribution network in Italy (proforma for the UniCredit-Capitalia and BPER-BPM transaction), and the 6th largest in Northern Italy (on the same basis), where the bank’s business is focused.

Antonveneta is a commercial bank headquartered in Padua (Veneto) with operations across Italy but with its core operations in the North East of Italy, principally Veneto and Friuli.

Antonveneta’s share of loans and deposits in the Italian market is only around 3% but it has strong market positions in its core regions. We are confident that the Antonveneta brand and its 1,045 associated branches are an excellent platform from which to create value through organic growth and develop a strong retail banking franchise in Italy. Antonveneta has a clear bias towards retail banking, which accounts for around 80% of its loan portfolio. It has more than 1.5 million retail clients, with 600,000 cards issued, and 200,000 SME customers. In addition to a good family franchise, the bank has a good coverage of SME, corporate lending and private banking.

Antonveneta has critical mass in its two main home markets with deposit market share of 8.9% in Veneto and 6.8% in Friuli, and a good starting position in other key markets in Italy, such as Lazio (2.4%), Emilia Romagna (1.7%), Piedmont (1.3%) and Lombardia (1.1%). In summary, Antonveneta has leading positions in regions representing 12% of the Italian GDP and a good starting base in regions representing another 50% of the Italian GDP and which are the core of the Italian economy.

Antonveneta has a 3.2% branch market share in Italy with just a 2.2% share in loans and 2.3% in deposits. We believe Antonveneta has significant potential to improve its performance.

Italy shares certain behavioural patterns with Spain, and it has underdeveloped areas such as retail mortgages or consumer finance and large revenue pools in areas such as SME lending or mutual funds, which allow the sector to achieve good structural profitability. Santander is already present in consumer finance and private banking in Italy. This experience confirms our positive view of the Italian market.

As at 31 December 2006, Gruppo Banca Antonveneta had assets of €51.5 billion, loans of €36.9 billion and deposits of €19.7 billion.

Profit after tax for the BU Antonveneta was €413 million and €192 million in purchase accounting.

Strategic rationale

We are very confident about the strategic rationale for the acquisition of Antonveneta for the following reasons:

•	Italy is an attractive market:

-	In Italy we perceive opportunities for large commercial banking revenues through the combination of a large pool of savings and attractive margins and spreads. We therefore believe it is a market in which focused retail banking with a strong business model can achieve attractive returns.

-	Italian banking suffers from underpenetration of certain key retail banking products, such as mortgages and consumer lending. These product markets are starting to develop in Italy, which offers an excellent opportunity for banks with expertise in these areas.

-	A combination of healthy top line growth and efficiency improvements is enabling the Italian banking system to deliver healthy earnings growth. This view is supported by a recent independent report by JP Morgan which suggests the six largest Italian banks will enjoy growth in adjusted EPS in excess of 15%, with three banks reaching 20% adjusted EPS.

•	We know the Italian market well:

We have had a significant presence in Italy since taking a stake in San Paolo IMI on its privatisation. This has given us an excellent introduction to the Italian market and assisted our entry into consumer finance in the country. Of particular note are:

-	Our close alliance with San Paolo IMI for 11 years. We have developed several joint ventures with San Paolo IMI, notably Finconsumo and AllFunds, which have both yielded strong results;

-	Our operations in the Italian consumer finance market through Finconsumo and Unifin. In 2003, we agreed to buy the 50% stake in Finconsumo we did not own from San Paolo IMI. In January 2004, we completed the transaction. In 2006, we bought 70% of Unifin, a company specialised in consumer lending secured by the customer’s salary or pension;

-	Our recent acquisition of KBL Fumagalli Soldán, a small private banking business in Italy, from KBL.

•	Antonveneta is an attractive franchise with significant potential:

-	Antonveneta has a strong retail banking franchise, especially in some of the affluent regions in the North of Italy. We believe it is well placed to benefit from the long-term growth opportunity that the Italian market offers;

-	We feel Antonveneta has significant potential and that it offers an excellent platform from which to grow organically. Although in Italy as a whole its market share is below 5%, it has strong positions in core regions;

-	The strength in core regions is important as it is this that we traditionally analyse as a basis for developing retail banking and, in absolute terms, Antonveneta’s size is similar to Banesto and it is somewhat bigger than Santander Totta. Therefore, we think it has an adequate critical mass to reach levels of efficiency and profitability in line with the other retail banking operations in our Group;

-	Once our scalable IT system will be in place, we will be in an excellent position to expand our presence in Italy at limited cost.

Transaction benefits

We believe we can add significant value to Antonveneta. We believe we can improve both Antonveneta’s commercial performance as well as its operating efficiency by generating cost synergies and revenue benefits.

Cost synergies

We believe that there is significant potential to improve Antonveneta’s operating efficiency.

As the above table illustrates, the percentage of revenues represented by general and administrative expenses at Antonveneta is more than 6% above our least efficient Continental European retail banking operation and more than 12% above the most efficient one.

We believe that this is due to a combination of a well-established cost culture within Santander and the impact of our integrated IT platform, Partenon, which is shared by all European units of the Santander Group. It offers cost reduction benefits through flat back office requirements, removing middle office and multichannel distribution from inception. It also reduces the unit transaction costs of our retail banking operations and has allowed a substantial reduction in maintenance costs.

We are confident that the Partenon platform is fully adaptable to handle the requirements of the Italian market. As demonstrated in our integration of Abbey, the implementation of Partenon IT system and our cost-conscious culture allow us to substantially improve the operating efficiency of banks we acquire. We have restructured Abbey’s operations and implemented Partenon whilst simultaneously improving Abbey’s commercial performance. We expect the same to be true with Antonveneta.

Abbey’s efficiency ratio has improved from 69.9% in 2004 when Santander acquired the bank to just under 51% in the first quarter of 2007, an improvement of nearly 20 percentage points in just nine quarters. We have achieved this through a combination of improved commercial performance and improved commercial efficiency.

Specifically, we believe Antonveneta can achieve a significant reduction in administrative costs once Partenon is fully implemented and Antonveneta starts sharing the Group’s operating platforms.

The improvement of administrative efficiency at Antonveneta would have three pillars:

Improving efficiency through best practices across the Santander Group

The initiatives for improving efficiency by applying best practices across the Santander Group (i.e. ordinary cost cutting) would include:

-	IT & operations rationalisation: banking operation and communication rationalisation, revisiting outsourcing contracts, cancellation of non-critical projects, etc.

-	Tighter management of contracts to reduce costs to Santander level;

-	Channel structure optimisation (branches, contact centres);

-	Marketing and product rationalisation and simplification; and

-	Headcount optimisation, if necessary.

There is clearly scope for improvement within Antonveneta, which has 9.8 employees per branch, compared to 8.4 in Santander Totta, 6.7 in Santander Spain and 5.7 in Banesto.

IT consolidation

IT consolidation initiatives would include:

-	Implementation of Partenon;

-	Data processing centre consolidation; and

-	Server consolidation.

Consolidation of support functions

Support functions centralisation initiatives would include:

-	Back-office functions and IT services outsourced in global Santander Group;

-	Integration of purchasing activities; and

-	Partial consolidation of other support functions (i.e. HR and finance).

Revenue synergies

We intend to take full advantage of growth opportunities. We have identified three main opportunities for organic growth within Antonveneta:

Improving Antonveneta’s commercial performance

-	We believe ABN AMRO has not been able to take full advantage of the opportunities available to Antonveneta for revenue growth.

-	We are confident Antonveneta could benefit from our commercial practices and our retail product development skills, particularly in areas such as retail asset management, in which we have a well-tested expertise.

-	We also believe that Antonveneta has market shares which are lower than they should be in mortgages and mutual funds. We believe that growth potential in these areas is very high and they are areas in which we hold a very strong position (top 3 in Europe by residential mortgage loan book).

-	We expect the implementation of Partenon to have a positive impact on the commercial performance of Antonveneta. Partenon will reduce the operating / administrative burden on branch staff and effectively increase the time available for customer-facing / sales activities. We have experienced this effect in all business units in which Partenon has been implemented.

Leveraging Santander’s global units

We believe that Antonveneta will benefit from the capabilities of Santander’s global units in several segments, such as Cards, Insurance, Asset Management, Private Clients and Consumer Lending. There is a clear potential for cross-selling of credit cards or insurance-related products through the Antonveneta network of customers. In addition, the Global Wholesale Banking capabilities of Santander can be used to develop a treasury / derivative-based offer for SME customers.

Our commercial banking business model is based on two lines: first, we seek to build the best possible local distribution organisations, which are commercially driven and very cost conscious. Second, we require our global business managers (responsible for credit cards, wholesale banking, asset management and insurance) to work permanently with our commercial distribution networks to improve the sales performance, product innovation and cost management of our local banks.

We are confident our global business units can significantly improve Antonveneta’s corporate business in Northern Italy by leveraging Santander’s skills, particularly given that Antonveneta’s corporate clients are typically the kind of clients that Santander is accustomed to serving in Spain and Latin America. We also think we can significantly improve the credit card business and cross selling of saving and insurance products to ratios similar to those prevailing in the rest of the Santander Group.

Expanding the franchise organically

We believe that Antonveneta offers an excellent platform from which to grow organically. We believe the current competitive situation in Italy (with at least four major groups focused on their own internal integration) offers a tremendous opportunity to gain market share.

We have substantial experience in opening branches. Over the past twelve months, we have added (on a net basis) more than 380 branches in Spain and Portugal.

We believe there is an opportunity to expand Antonveneta’s branch network as other banks integrate their own networks and close down branches. Our experience in Spain and Portugal proves that we can successfully open small branches, with low marginal costs, without losing control of our overall cost base

These plans suggest we can generate cost synergies of about €150 million and revenue synergies of about €60 million. Even after these synergies, Antonveneta should have further potential compared to other similar franchises in terms of net profit per branch.

(amounts in € millions)

ABN AMRO Interbank and DMC Consumer Finance

The Interbank business is active in consumer finance in Holland, through a proprietary and third party broker distribution network.

The business will be integrated into the Santander Consumer structure. We expect this combination to yield around €5 million of cost synergies following the application of the best practices of the Santander Group (which has an efficiency ratio of around 35%, which is one of the best in the sector) and by using the Interbank distribution network to distribute Santander products. We also expect to generate around €5 million net revenue synergies by distributing all Santander products through Interbank’s (including DMC’s) networks.

Santander Consumer Finance is present in 14 countries globally and has more than 9 million customers. It operates mainly in Europe and the United States and already has activities in the Netherlands in car financing (both new vehicles and second hand vehicles) and a Stock Finance business line.

Financial impact of the transaction

We expect the transaction to meet our financial acquisition criteria (which are EPS accretion plus return on investment above our cost of capital within three years) by the end of 2010, by which time we expect the synergies discussed above to be fully integrated in our profit and loss account, as follows:

•	EPS impact to be +1.3% in 2008, +3.8% in 2009 and +5.3% in 2010; and

•	Return on Investment in excess of 12.5% by 2010 and a ROI in excess of 10.5% by 2009*.

*Note: ROI calculated as Expected 2010 earnings (including synergies) divided by consideration of ABN AMRO Businesses plus NPV of amortisation of Antonveneta acquired intangibles.

For the benefit of transparency, we have chosen to allocate the total price across different assets we are acquiring. The split is as follows:

(1) Assumes total value of shared assets: €3.6 billion
(2) (Valuation + NPV of intangible amortisation) / net income

Stake in shared assets

We have assumed a total valuation for the shared assets of approximately €3.6bn, as agreed with the other Banks.

LatAm

We have assigned a valuation of €12 billion to the Latin America business that Santander is keeping. The valuation compared favourably both in terms of PE after synergies and in terms of franchise value multiples. Overall, including the announced synergies, we expect a ROI in 2010 above 13.5%.

In addition to the short term (i.e., 2007-2010) announced synergies, we expect long term revenue benefits resulting from taking full advantage of the combined group’s scale and market position.

Source: FactSet prices as at 25 May 2007
(1) Based on valuation for Banco Real of €12.0bn; P/E proforma calculated assuming net income including fully-phased synergies of €1,291m; Banco Real multiples not included in average
(2) Includes PABs

Antonveneta

We have assigned a €6.64 billion valuation to Antonveneta. This represents 14.8x consensus net profit estimates for 2007 and 11.2x pro forma net profit for 2007, including 100% of the announced synergies.

Overall, including the announced synergies, we expect a ROI in 2010 above 10.5%. This ROI has been calculated as net profit 2010 (including synergies) / valuation assigned plus Net Present Value of acquired Antonveneta intangibles. We believe that this measure best captures the financial return of the acquisition of this asset.

In addition to achieving the announced synergies by 2010, we expect acceleration in Antonveneta’s long term (i.e., post-2010) earnings growth as it takes full advantage of the implementation of our IT system and our medium-term franchise expansion plans start to take effect.

Note: Antonveneta intangibles — we have estimated the after-tax cost of assuming these intangibles (which ABN AMRO capitalised at the time of the Antonveneta acquisition) at €700m.

Source: FactSet prices as at 25 May 2007; companies;
(1) Based on valuation for Antonveneta of €6.64bn; P/E proforma calculated assuming net income including fully-phased synergies of €594m; Antonveneta multiples not included in average
(2) Branches in Italy except for Intesa Sanpaolo (total number of branches)

Interbank (consumer finance)

We have assigned a valuation of €210 million to Interbank (which includes DMC), ABN AMRO’s consumer finance operation in the Netherlands. We believe that once Interbank is fully integrated into the Santander Consumer structure, it can deliver a ROI in excess of 12% in 2010.

Funding and financial impacts

Santander intends to finance the acquisition from a mixture of financial sources.

•	We expect to finance 51% of our proportion of the consideration payable under the Offer (€10.2 billion) through a balance sheet optimisation exercise. This will include increased leverage of the capital base of the combined entity, acceleration of our securitisation plans and asset disposals (including stakes in our industrial portfolio). We are committed to maximising the proportion of this component within our total funding while, at the same time, maintaining comfortable capital ratios. Our target is to reach a 5.3% core Tier 1 ratio once the transaction is completed, with a firm commitment to move this ratio closer to current levels (approximately 6%) within a reasonable timeframe. We will issue hybrid capital in order to comply with all relevant regulations.

•	We plan to finance the remainder (49%) of our proportion of the consideration payable under the proposed Offer (€9.7 billion) through the issuance of convertible securities and a rights issue.

(amount in € billions)

Our involvement in the proposed transaction meets our financial acquisition criteria since it will be earnings accretive at a Group level as early as 2008 (we expect an EPS accretion in year 1 of +1,3% and 5,3% in 2010) and Return on Investments (ROI) exceed our cost of capital in 2009.

* * *

Enquiries

SANTANDER Investor Relations: Angel Santo Domingo Press: Peter Greiff, Angela Roche	+34 91 259 65 14 +34 91 289 5221

Financial Adviser to the Bank and Underwriter among other banks

MERRILL LYNCH INTERNATIONAL Andrea Orcel Richard Slimmon	+44 20 7628 1000

Communications Adviser

MAITLAND Angus Maitland Martin Leeburn	+44 20 7379 5151

Investor and Analyst Information

PRESENTATION TO ANALYSTS AND INVESTORS

A meeting for analysts and institutional investors will be hosted by Alfredo Sáenz, Santander Chief Executive.

•	Venue: 280 Bishopsgate, London, EC2M 4RB

•	Date & Time: 29 May 2007 11.30am – 12.30pm (BST) (12.30pm – 13.30pm (CET)) for a prompt start.

Please note, as seating is limited, it may be necessary to restrict the number of attendees from each institution.

•	Slide presentation packs will be available on Santander’s website shortly

If you are unable to attend the meeting in person, you can listen through any of the following options:

•	A live webcast of the event available on: - www.emincote.com/consortium001/default.asp - Details will also be available on the Santander website
•	www.santander.com

•	A live conference call by dialling:
- UK Toll: +44 207 138 0811
- UK Toll free: 0800 028 7847
- US Toll: +1 718 354 1193
- US Toll free: 1888 893 9532
- Spain Toll: +34 914 533 434
- Spain Toll free: 800 099 465
- Netherlands Toll: +31 20 713 2789
- Netherlands Toll free: 0800 026 0068

•	There will be a replay facility on the investor presentation. This can be accessed by dialling:
- UK Toll: +44 207 806 1970
- UK Toll free: 0800 559 3271
- US Toll: +1 718 354 1112
- US Toll free: 1 866 883 4489
- Spain Toll: +34 917 889 869
- Netherlands Toll: +31 20 713 2791
- Netherlands Toll free: 0800 027 0028
- Passcode for replay:
•	English: 4945328#
•	Spanish: 3089460#

The webcast provides an opportunity to listen remotely to the live presentation. You may join in the Q&A presentation by using the live conference call.

Press Information

PRESS CONFERENCE

Santander will hold a press conference for members of the media.

The press conference will be hosted by Alfredo Sáenz, Santander Chief Executive.

The details of the press conference are as follows:

•	London Venue: 280 Bishopsgate, London, EC2M 4RB

•	Date & Time: 29 May 2007 2.00pm – 3.00pm (BST) (3.00pm – 4.00pm (CET))

If you are unable to attend the meeting in person, you can listen through any of the following options:

•	A live webcast of the event available on: - www.emincote.com/consortium001/default.asp - Details will also be available on the Santander website
•	www.santander.com

•	A live conference call by dialling:
- UK Toll: +44 207 138 0811
- UK Toll free: 0800 028 7847
- US Toll: +1 718 354 1193
- US Toll free: 1888 893 9532
- Spain Toll: +34 914 533 434
- Spain Toll free: 800 099 465
- Netherlands Toll: +31 20 713 2789
- Netherlands Toll free: 0800 026 0068

•	A live video conference for journalists in Madrid. - Please call +34 289 5221 for information

•	There will be a replay facility on the media call. This can be accessed by dialling:
- UK Toll: +44 207 806 1970
- UK Toll free: 0800 559 3271
- US Toll: +1 718 354 1112
- US Toll free: 1 866 883 4489
- Spain Toll: +34 917 889 869
- Netherlands Toll: +31 20 713 2791
- Netherlands Toll free: 0800 027 0028
- Passcode for replay:
•	English: 4270111#
•	Spanish: 9849777#

•	The webcast provides an opportunity to listen remotely to the live presentation. You may join in the Q&A presentation by using the live conference call.

•	Broadcast media who wish to access live transmission for the press conference should contact the respective press offices or email mediarelations@rbs.co.uk for details.

•	Time constraints in the schedule will restrict the availability of the Principals for broadcast interviews. Broadcast media who wish to request an interview should contact the respective press offices or email mediarelations@rbs.co.uk. Satellite links and ISDN lines are available for broadcast interviews.

•	For logistical reasons, no camera teams or photographers will be allowed in the conference rooms.

Important Information

In connection with the proposed Offer, RBS expects to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4, which will constitute a prospectus, and the Banks expect to file with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the proposed Offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the Offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the proposed Offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks and the integration of such businesses and assets by the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Merrill Lynch International, which is authorised and regulated in the United Kingdom by the Financial Services Authority (“FSA”), is acting as financial adviser to Fortis, RBS and Santander and as underwriter for Fortis, RBS and Santander, and is acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than Fortis, RBS and Santander for providing the protections afforded to customers of Merrill Lynch International nor for providing advice to any other person in relation to the proposed Offer.

Fortis Bank SA/NV which is authorised and regulated in Belgium by the Commission Bancaire, Financière et des Assurances, Greenhill & Co. International LLP which is authorised and regulated in the United Kingdom by theFSA and Fox-Pitt, Kelton Ltd which is authorised and regulated in the United Kingdom by the FSA are acting as financial advisers to Fortis. Fortis Bank SA/NV, Greenhill & Co. International LLP and Fox-Pitt, Kelton Ltd are acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than Fortis for providing the protections afforded to their respective customers nor for providing advice to any other person in relation to the proposed Offer. Fortis Bank SA/NV and Greenhill & Co. International LLP are acting as financial adviser in connection with the transaction and Fox-Pitt, Kelton Ltd is acting as financial adviser in connection with the financing of the transaction.

The Royal Bank of Scotland plc, which is authorised and regulated in the United Kingdom by the FSA, is also acting as financial adviser to RBS and is acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than RBS for providing the protections afforded to customers of The Royal Bank of Scotland plc nor for providing advice to any other person in relation to the proposed Offer.

Santander Investment, S.A., which is authorised and regulated in Spain by the Banco de España and the Comisión Nacional del Mercado de Valores, is acting as financial adviser to Santander and is acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than Santander for providing the protections afforded to customers of Santander Investment, S.A. nor for providing advice to any other person in relation to the proposed Offer.

NIBC Bank N.V., which is authorised and regulated in the Netherlands by The Netherlands Financial Markets Authority (Autoriteit Financiële Markten) and De Nederlandsche Bank, is acting as financial adviser to Santander and is acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than Santander for providing the protections afforded to customers of NIBC Bank N.V. nor for providing advice to any other person in relation to the proposed Offer.

Any Offer made in or into the United States will only be made by the Banks and/or RFS Holdings directly or by a dealer-manager that is registered with the SEC.